EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

September 8, 2011	No. 11-14

Avalon Announces Appointment of Mr. Richard Morland to
the Board of Directors

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to announce the appointment of Mr. Richard Morland, B.Eng., to the Company's Board of Directors.

Richard Morland is a mining engineer with 30 years experience in the mining industry in Australia and Canada. A native of Australia, he has lived in Canada since 2006 where he held the positions of Vice President of Operations at the Ekati Diamond Mine and also President and Chief Operating Officer of BHP Billiton Diamonds Inc., the owner and operator of the Ekati Diamond Mine. Richard is a resident of Yellowknife, NWT and remains active in the community with a number of charitable organizations.

Avalon’s President Don Bubar noted, “Richard brings extensive experience in underground and open pit mining, in a variety of mineral processing and smelting environments, in large and small scale operations to the Company’s Board of Directors and most importantly, recent experience in a similar northern operating environment.”

A graduate of the University of Queensland (B. Eng., 1981), Mr. Morland spent the first 24 years of his career at various mining operations in Australia, notably 16 years at Mount Isa Mines where, at different times, he held the position of Manager in both its mining and smelting operations.

Mr. Morland commented, “I am pleased to accept Avalon’s invitation to serve on its Board of Directors. I share the Company’s vision for environmentally and socially responsible mineral development in the north, and I am looking forward to working with the Board to help Avalon achieve its goals with the development of the Nechalacho Rare Earth Elements deposit.”

Mr. Morland has been granted 175,000 incentive stock options exercisable at a price of $4.36 per share for a period of five years from the date of grant of the options.  The options will vest at the rate of 25% per year.

About Avalon Rare Metals Inc. (TSX and NYSE-Amex: AVL)

Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 102,617,912. Cash resources: approximately $70 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final base shelf prospectus and prospectus supplement of the Company and obtaining a receipt therefore and having the registration statement declared effective.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.